UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2020

PARALLEL FLIGHT TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11247

Delaware
(State or other jurisdiction of incorporation or organization)

450 McQuaide Drive La Selva Beach, CA. 95076 (Address of principal executive offices)

831-252-4175

Registrant’s telephone number, including area code

83-2143900

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “Parallel Flight Technologies” “we,” or “the company” refers to Parallel Flight Technologies, Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2020 (the “2020 Interim Period”), and the six-month period ended June 30, 2019 (the “2019 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on September 10, 2018.  Our headquarters are located in Las Selva Beach, California.  We manufacture and market drones for commercial use.

Results of Operation

Revenue

For the 2020 Interim Period, our revenue was $241,454, compared to $0, for the 2019 Interim Period.  Our revenue during the 2020 Interim Period, primarily is a result of a National Science Foundation grant of $225,000, of which we received $200,000 during the 2020 Interim Period, and $41,454 grant from NASA.

Operating Expenses

Throughout the 2020 Interim Period, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing and research and development.  For the 2020 Interim Period, our operating expenses were $164,574, including, $90,034 for general and administrative, $23,253 for sales and marketing, and $292,741 for research and development.  For the 2019 Interim Period, our operating expenses were $136,104, including, $10,506 for general and administrative, $579 for sales and marketing, and $125,019 for research and development.   Our operating expenses were comparatively higher during the 2020 Interim Period, primarily because we increased our staff and our research and development expenses.

Operating Loss

Our operating loss for the 2020 Interim Period, was $164,574, compared to $136,104 for the 2019 Interim Period.  The increase in losses primarily resulted from the increase in our staff and research and development efforts.

Other Income

Our other income for the 2020 Interim Period, was $6,000, compared to $0 for the 2019 Interim Period.  The other income during the 2020 Interim Period was an economic relief grant from the SBA.

Net Loss

Our net loss for the 2020 Interim Period, was $158,574, compared to net income of $136,104 for the 2019 Interim Period.

Liquidity and Capital Resources

As of June 30, 2020, we had $600,181 in cash, compared to $769,181 as of June 30, 2019.   The higher amount of cash at June 30, 2019, primarily resulted from funds raised through our Regulation Crowdfunding campaign.  Subsequent to June 30, 2020, we sold 125,251 shares of Class B Common Stock through a Regulation D offering, and received gross proceeds of $322,000, however incurred offering costs of approximately $70,000.   As of October 31, 2020, and excluding future proceeds of our offering pursuant to Regulation A+, we have sufficient operating capital for approximately 6 months.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

As of December 31, 2019, we had $248,000 in outstanding Simple Agreements for Future Equity (SAFEs), which are classified as debt on our balance sheet.  In June 2020, SAFE holders holding an aggregate of $240,000 in SAFEs, converted their SAFEs into 201,688 Class A Shares.

On April 28, 2020, we entered into a loan with Santa Cruz County Bank in an aggregate principal amount of $33,411 pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years and is unsecured. We are in the process of applying for forgiveness of the loan in accordance with the terms of the CARES Act.  We have used the proceeds of the loan for payroll and other expenses permitted by the CARES Act and expect that the loan shall be fully forgiven.

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. Thus far, we have seen an increase in the amounts of investments through our crowdfunding platform and broker-dealer. Further, we are generally expecting customer demand to increase as access to traditional capital has decreased and companies are being forced to turn to alternative sources for capital, including crowdfunding. That said, depending on the overall length of the disruption and the severity of the impact on the financial markets this trend may be prove to temporary. The ultimate financial impact on us cannot be reasonably estimated at this time.

Item 2.  Other Information

None.

Item 3.  Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020.

Item 4.  Exhibits

1.1	Posting Agreement with StartEngine Crowdfunding, Inc.(1)
2.1	Second Amended and Restated Certificate of Incorporation(2)
2.2	Bylaws(3)
4.1	Form of Subscription Agreement(4)
6.1	Transfer Agent Agreement with StartEngine Secure(5)
8.1	Escrow Services Agreement(6)

(1)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex1z1.htm)

(2)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex2z1.htm)

(3)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620000905/prll_ex2z2.htm)

(4)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex4z1.htm)

(5)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex6z1.htm)

(6)Filed as an exhibit to the Parallel Flight Technologies, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11247 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1788756/000144586620001202/prll_ex8z1.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Special and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of La Selva Beach, State of California, on November 27, 2020.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By	/s/ Joshua Resnick

	Title:	Chief Executive Officer, Principal Executive Officer, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer and Director Date: November 24, 2020

/s/ Robert Hulter
Robert Hulter, Director Date: November 27, 2020

/s/ David Adams
David Adams, Director Date: November 27, 2020

PARALLEL FIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2020

PARALLEL FLFIGHT TECHNOLOGIES, INC

PARALLEL FIGHT TECHNOLOGIES, INC.

BALANCE SHEETS (UNAUDITED)

	June 30,	December 31,
	2020	2019
Assets
Current Assets:
Cash	$ 600,238	$ 769,181
Prepaid expenses	90,000
Total current assets	690,238	769,181

Fixed assets, net	7,359	5,026
Total assets	$ 697,597	$ 774,207

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$ 7,374	$ 17,304
Accrued liabilities	23,770	16,860
Total current liabilities	31,144	34,164

Long-Term Liabilities:
Convertible notes	8,035	248,035
Total liabilities	$ 39,179	$ 282,199

Stockholders' Equity
Class A common stock, $0.00001 par value-8,000,000 authorized; 3,947,095 and
3,711,776 outstanding at June 30, 2020 and December 31, 2019, respectively	39	37
Class B common stock, $0.00001 par value-2,000,000 authorized; 2,000,000 and
2,000,000 outstanding at June 30, 2020 and December 31, 2019, respectively	20	20
Stock subscription receivable	-	(57,443)
Additional paid-in capital	1,107,608	840,069
Accumulated deficit	(449,249)	(290,675)
Total stockholders' equity	658,418	492,008

Total liabilities and stockholders' equity	$ 697,597	$ 774,207

See accompanying notes to financial statements.

PARALLEL FIGHT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	June 30,	June 30,
	2020	2019

Grant revenue	$ 241,454	$ -
Total revenues	241,454	-

Operating expenses:
General and administrative	$ 90,034	$ 10,506
Sales and marketing	23,253	579
Research and development	292,741	125,019
Total operating expenses	406,028	136,104

Operating loss	(164,574)	(136,104)

Other income:
Other income	6,000	-
Total other income	6,000	-

Net loss before income taxes	(158,574)	(136,104)

Provision for income taxes	-	-

Net loss after income taxes	$ (158,574)	$ (136,104)

See accompanying notes to financial statements.

PARALLEL FIGHT TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	Class A- Common Stock		Class B - Common Stock			Additional		Total
					Subscription	Paid-In	(Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit)	Equity

Balance at December 31, 2018	3,000,000	$ 30	2,000,000	$ 20	$ (50)	$ -	$ (136,104)	$ (136,104)
Issuance of common stock for cash	-	-	-	-	-	970,927	-	970,927
Offering costs	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(136,104)	(136,104)

Balance at June 30, 2019	3,000,000	$ 30	2,000,000	$ 20	$ (50)	$ 970,927	$ (272,208)	$ 698,719

Balance at December 31, 2019	3,711,776	$ 37	2,000,000	$ 20	$ (57,443)	$ 840,069	$ (290,675)	$ 492,008

Receipt of stock subscription receivable	-	-	-	-	57,443	-	-	57,443
Issuance of common stock for cash	33,631	-	-	-	-	35,961	-	35,961
Conversion of SAFEs	201,688	2	-	-	-	239,998	-	240,000
Offering costs	-	-	-	-	-	(8,420)	-	(8,420)
Net loss	-	-	-	-	-	-	(158,574)	(158,574)

Balance at June 30, 2020	3,947,095	$ 39	2,000,000	$ 20	$ -	$ 1,107,608	$ (449,249)	$ 658,418

See accompanying notes to financial statements.

PARALLEL FIGHT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	June 30,	June 30,
	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (158,574)	$ (136,104)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	500	-
Changes in operating liabilities
Prepaid expenses	(90,000)	-
Accounts payable	(9,930)	5,000
Accrued liabilities	6,910	1,055
Net cash (used in)	(251,094)	(130,049)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,833)	-
Net cash used in investing activities	(2,833)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of convertible SAFEs		72,035
Receipt of stock subscription receivable	57,443	-
Common stock issued for cash, net of offering costs	27,541	-
Net cash provided by financing activities	84,984	72,035

Decrease in cash and cash equivalents	(168,943)	(58,014)
Cash and cash equivalents, beginning of year	769,181	182,295
Cash and cash equivalents, end of year	$ 600,238	$ 124,281

Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes to financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Parallel Flight Technologies, Inc., was formed on September 10, 2018 (“Inception”) in the State of Delaware.   The financial statements of Parallel Flight Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Scott Valley, California.

The Company designs heavy-lift, autonomous aircraft and based on our proprietary heavy-lift technology. Our aircraft and can lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighter to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company’s technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to US GAAP.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.  Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost.  The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life to three to five years.  At the time of retirement of other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Revenue Recognition

In accordance with Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (ASC”) Topic 606, Revenue from Contracts with Customers is when the customer takes physical possession of the product.  The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods, using the five-step method required by ASC 606.  The Company adopted this standard at the beginning of fiscal year 2019, with no material impact to its financial position or results of operations, using the modified retrospective method.

For the Company, the contract is the customers’ approved purchase orders, which may also be supplemented by other agreements that formalize various terms and conditions with customers.  The Company applies judgment is determining the customer’s ability and intention to pay, which is based on a variety of factors including the overall condition of the general economy and the customer’s historical payment experience.

Performance obligations promised in a contract are determined based on each individual purchase order and the respective quantities delivered, with revenue being recognized at a point in time when obligations under the terms of the agreement are satisfied.  This generally occurs with the transfer of control when the product is shipped to the customer.

The Company accounts for product shipping and handling as fulfillment activities with revenues these activities recorded within net sales and costs recorded within cost of goods sold on the accompanying statements of income.  Any taxes collected on behalf of government authorities are excluded from net sales.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The Company generally does not receive noncash consideration for the sale of goods nor does the Company grant payment financing terms greater than one year.

Revenue from grants is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expense.  Grant revenue was $241,454 and $0 for the six months ended June 30, 2020 and 2019 respectively.  Management believes the loss of such revenues will not have a material effect on the Company’s operations.

Advertising

The Company expenses advertising costs as incurred. Advertising costs expensed were $23,253 and $579 for the six months ended June 30, 2020 and 2019, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of developing heavy lift technology across the aerospace, military and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $292,741 and $125,019 for the six months ended June 30, 2020 and 2019, respectively.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company’s net deferred tax asset at June 30, 2020 is approximately $133,000, which primarily consists of net operating loss carry forwards.  As of June 30, 2020, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized.  During the six months ended June 30, 2020, the Company recorded a valuation allowance for approximately $46,000.

At June 30, 2020, the Company had federal and state net operating loss carry forwards of approximately $449,249.  The federal and California net operating losses expire on various dates through 2039.

At June 30, 2020, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively.  The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.  The Company currently is not under examination by any tax authority for the last 3 years. The Company has filed its tax returns through 2019 and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company’s financial instruments include cash and cash equivalents.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily surrounding cash and cash equivalents.  The Company limits its exposure to credit risk surrounding cash and cash equivalents by holding excess balances at established financial institutions.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.  As of June 30, 2020, the Company had a balance of $600,238 at its financial institution.

NOTE 3 – FIXED ASSETS

Fixed assets are comprised of the following:

	June 30,	December 31,
	2020	2019
Automotive equipment	$4,038	$4,038
Machinery and equipment	4,506	1,673
Total property and equipment	8,544	5,711
Accumulated depreciation	$(1,185)	$(685)
	7,359	5,026

Depreciation expense for the six months ended June 30, 2020 and 2019 was $500 and $0, respectively.

NOTE 4 LONG-TERM LIABILITIES

Simple Agreements for Future Equity (“SAFEs”)

The Company has issued several Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These funds have been classified as long-term liabilities.

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of June 30, 2020 and December 31, 2019, the fair values of the SAFEs are equal to their face amounts that are the amounts of initial investment, as evidenced by the SAFE amounts being transacted in arm’s length transactions with all parties.

During the 6 months ending June 30, 2020, SAFE holders holding an aggregate of $240,000 in SAFEs, converted their SAFEs into 201,688 Class A common stock shares.

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers

NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized the issuance of 10,000,000 shares of common stock consisting of 8,000,000 Class A Common Stock and 2,000,000 of Class B Common Stock with a par value of $0.00001. As of June 30, 2020, and December 31, 2019, 5,947,095 shares and 5,711,776 shares, respectively have been issued, of which 235,319 shares of Class A Common Stock and 0 shares of Class B Common Stock for a total consideration of $3 for the six months ended June 30, 2020, and 0 Shares of Class A Common Stock and 0 shares of Class B Common Stock for the six months ended June 30, 2019.

During the six months ended June 30, 2020, the Company sold 33,631 Class A common stock shares through a Regulation Crowdfunding offering and received proceeds of $27,541, net of offering costs of $8,420.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2020 through November 30. 2020 the issuance date of these financial statements.

Subsequent to June 30, 2020, the Company sold 125,251 shares of Class B Common Stock through its Regulation D (“Reg D”). The Company recognized gross proceeds of $322,000 In connection with this offering, the Company incurred offering costs of approximately $70,000, which reduced additional paid-in capital.

Subsequent to June 30, 2020, the Company sold 30,523 shares of Class B Common Stock through its Regulation A (“Reg A”). The Company recognized gross proceeds of approximately $138,000 In connection with this offering, the Company incurred offering costs of approximately $20,000, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.